EXHIBIT 99.1

Quantum Biopharma Announces Appointment of Principal Investigator for Planned Phase 2 Clinical Trial of Lucid-21-302 (Lucid-MS) in Multiple Sclerosis

Highlights advancement of first-in-class neuroprotective candidate targeting demyelination

TORONTO, March 26, 2026 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announced the appointment of Dr. Salvatore Napoli, MD, as Principal Investigator for its planned Phase 2 clinical trial evaluating Lucid-21-302 (Lucid-MS), an investigational therapy being developed to target demyelination in Multiple Sclerosis (MS).

Dr. Salvatore Napoli, is an internationally recognized neurologist and key opinion leader in MS, with over 20 years of clinical and research experience. He is President and Medical Director of the Neurology Center of New England and the MS Center of New England, where he leads advanced clinical and research programs in MS. Dr. Napoli completed specialized fellowship training in MS and neuroimmunology at the Brigham and Women’s Hospital and has held academic appointments at Harvard Medical School. He has served as a principal investigator and sub-investigator on numerous clinical trials in MS, and his work has focused on advancing innovative approaches to treating neurodegenerative disorders.

Quantum BioPharma intends to submit an Investigational New Drug (IND) application for Lucid-MS to the U.S. Food and Drug Administration (FDA) in the coming weeks. The IND application includes the design of the Phase 2 trial of Lucid-MS. Subject to regulatory clearance of the IND, the planned clinical trial will evaluate the efficacy, safety, and tolerability of Lucid-MS in people with MS.

“We are pleased to collaborate with Dr. Napoli as we advance our clinical development program,” said Andrzej Chruscinski, Vice-President, Scientific and Clinical Affairs at Quantum BioPharma. “Disease progression and demyelination remain areas of significant unmet medical need in MS, and Dr. Napoli’s expertise will be invaluable as we prepare for clinical evaluation of Lucid-MS.”

Zeeshan Saeed, CEO of Quantum BioPharma added, “The appointment of Dr. Napoli represents a key milestone as we advance Lucid-MS toward clinical evaluation. As we prepare for a planned Phase 2 study, our focus is on targeting biological processes associated with disease progression in MS. We believe this program underscores the potential of our approach to addressing areas of high unmet need in neurodegenerative disease.”

“I look forward to working with Quantum BioPharma to evaluate this investigational approach with Lucid-MS,” said Dr. Napoli. “Continued research into therapies targeting mechanisms of MS disease progression—including demyelination and the potential for remyelination—is critically important for patients and remains an unmet need.”

Lucid-MS is a first-in-class, non-immunomodulatory, neuroprotective compound with a unique mechanism of action for the treatment of MS. It is a patented New Chemical Entity (NCE) that has been shown in preclinical models to prevent demyelination, a hallmark of MS and other neurodegenerative diseases, which is characterized by damage to the myelin sheath surrounding nerve fibers.

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“UWI”), led by industry veterans. Quantum BioPharma retains ownership of 19.86% (as of September 30, 2025) of UWI at www.unbuzzd.com. The agreement with UWI also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, Quantum BioPharma retains a large tax loss carry forward of approximately C$130 million and could be utilized in the future to offset tax payable obligations against future profits. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

Forward-Looking Information

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Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company’s expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (416) 854-8884

Investor Relations
Email: ir@quantumbiopharma.com, info@quantumbiopharma.com
Website: www.quantumbiopharma.com